SEC File Number	001-31617
CUSIP Number	110394103

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

Bristow Group Inc.

Full Name of Registrant

Not applicable

Former Name if Applicable

2103 City West Blvd., 4th Floor

Address of Principal Executive Office (Street and Number)

Houston, Texas 77042

City, State and Zip Code

Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Bristow Group Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended March 31, 2019 (the “fiscal year 2019 Form 10-K”) within the prescribed time period without unreasonable effort or expense because the Company needs additional time to complete its financial statements and related disclosures.

As previously disclosed in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 7, 2019, the Company is in the process of preparing and completing (i) the amendments to its previously filed Annual Report on Form 10-K for the fiscal year ended March 31, 2018, Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 (the “Amended Filings”) and (ii) the initial filing of its Quarterly Report on Form 10-Q for the quarter ended December 31, 2018 (the “Q3 FY2019 Form 10-Q”).

Further, on May 11, 2019, the Company and its subsidiaries BHNA Holdings Inc., Bristow Alaska Inc., Bristow Helicopters Inc., Bristow U.S. Leasing LLC, Bristow U.S. LLC, BriLog Leasing Ltd. and Bristow Equipment Leasing Ltd. filed voluntary petitions (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the “Bankruptcy Court”), seeking relief under Chapter 11 of Title 11 of the United States Code. As a result of the Chapter 11 Cases, the Company is required to obtain the approval of the Bankruptcy Court to retain KPMG LLP (“KPMG”) as the independent auditor for the Company and its subsidiaries. The Company filed the application seeking approval of KPMG’s retention with the Bankruptcy Court on June 11, 2019, and a hearing date has been set for July 10, 2019. KPMG’s required audit of our financial statements to be included in our fiscal year 2019 Form 10-K and the delivery of an audit opinion cannot be completed prior to the time that KPMG’s retention is approved by the Bankruptcy Court after the hearing.

As a result of the facts and circumstances discussed above, the effort required to prepare and complete the Amended Filings and the Q3 FY2019 Form 10-Q, as well as the Company’s attention to the Chapter 11 Cases, the additional time required by management to make appropriate revisions to the financial statements and disclosures included in the fiscal year 2019 Form 10-K to reflect the commencement of the Chapter 11 Cases and the timing of the Bankruptcy Court hearing regarding approval of KPMG’s retention, has delayed the preparation and completion of the fiscal year 2019 Form 10-K.

The Company intends to file the fiscal year 2019 Form 10-K as soon as practicable after the anticipated Bankruptcy Court hearing regarding approval of KPMG’s retention. The fiscal year 2019 Form 10-K is expected to include disclosure to express substantial doubt about the Company’s ability to continue as a going concern based on estimates of liquidity, including the effects of the Chapter 11 Cases, during the twelve months from the filing date of the fiscal year 2019 Form 10-K. In addition, the fiscal year 2019 Form 10-K is expected to include disclosure regarding the conclusion of management of the Company that the Company did not have adequate monitoring control processes in place related to certain non-financial covenants within certain of its secured financing and lease agreements, and this control deficiency identified represents a material weakness in internal control over financial reporting.

Part IV – Other Information

(1)	Name and telephone number of person to contact in regard to this notification

Brian J. Allman	(713)	267-7600
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    ☐  Yes    ☒  No

Quarterly Report on Form 10-Q for the quarter ended December 31, 2018

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the matters discussed in Part III above, the Company is not in a position at this point to provide any specific estimate of anticipated significant changes in results of operations from the fiscal year ended March 31, 2018 to the fiscal year ended March 31, 2019 that may be reflected in the financial statements to be included in the fiscal year 2019 Form 10-K.

However, the Company anticipates that total revenue for the fiscal year ended March 31, 2019 will be lower than the fiscal year ended March 31, 2018 and that net loss for the fiscal year ended March 31, 2019 will be higher than the fiscal year ended March 31, 2018.

Bristow Group Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 17, 2019	BRISTOW GROUP INC.

	By:	/s/ Brian J. Allman
Brian J. Allman
Senior Vice President and Chief Financial Officer (Principal Financial Officer)